EXHIBIT 21.1
TOREADOR RESOURCES CORPORATION
AND SUBSIDIARIES AS OF MARCH 2007

Company	Jurisdiction
Toreador Resources Corporation	Delaware
Toreador Exploration & Production Inc.	Texas
Tormin, Inc.	Delaware
Toreador Acquisition Corporation.	Delaware
Toreador Energy France SCS	France
Toreador Hungary Ltd.	Hungary
Toreador Exploration Ltd.	Cayman islands
Toreador Romania Ltd.	Cayman islands
Toreador Resources Corp. USA Sucursaia Bucuresti (Branch Office)	Romania
Toreador International Holdings Ltd.	Hungary
Toreador Turkey Ltd.	Cayman Islands
Madison (Turkey), Inc.	Delaware
Toreador France, S.A.S.	France
Capstone Royalty of Texas, LLC (50%)	Texas
EnergyNet.com, Inc.(38.23%)	Texas
ePsolutions (36.36%)	Texas